Exhibit (a)(1)(B)

EMAIL TO ALL ELIGIBLE PARTICIPANTS

From:         Lee Chen

To:        All Eligible Participants
Date:         November 19, 2015

Subject:    LAUNCH OF STOCK OPTION EXCHANGE PROGRAM

I am pleased to announce that today, A10 Networks, Inc. (“A10”) launched a voluntary, one-time stock option exchange offer to allow eligible participants who received certain stock option grants the opportunity to exchange those options for a lesser number of restricted stock units with a different vesting schedule (the “offer”). Options eligible to be exchanged include only those options granted with an exercise price per share greater than or equal to $12.00, that remain outstanding and unexercised as of the expiration of this offer and that were granted before April 29, 2014, under our 2014 Equity Incentive Plan or 2008 Stock Plan. You are an eligible participant if you are an employee or other service provider of A10 or any of its subsidiaries (but excluding any of our officers or members of our board of directors) that resides in the U.S., Brazil, Colombia, France, Germany, India, Indonesia, Japan, Korea, Mexico, the Netherlands, People’s Republic of China, Spain, Taiwan, United Arab Emirates, and United Kingdom as of the start of the offer and remains an employee or other service provider of A10 or any of its subsidiaries resident in any such countries through the expiration of the offer and the RSU grant date.
This offer currently is scheduled to expire on December 17, 2015, at 9:00 p.m., Pacific Time and restricted stock units are scheduled to be granted on the same day.
We have prepared a number of resources to help you understand the terms and conditions of the offer. These resources include the document titled “Offer to Exchange Certain Outstanding Options for Restricted Stock Units” (referred to as the “Offer to Exchange”) and an election form, together with its associated instructions. Each of these documents is attached to this email. In addition, to help you recall which of your options are eligible for exchange under this offer and to give you the information necessary to make an informed decision, please refer to your eligible option schedule containing personalized eligible option grant information available via A10’s offer website. This eligible option schedule will list your outstanding option grants that are eligible option grants, the grant date and per share exercise price of each of your eligible option grants, the number of shares subject to each of your eligible option grants that are scheduled to be vested as of December 17, 2015, the number of outstanding shares subject to each of your eligible option grants as of December 17 2015 (assuming you have not exercised all or any portion of your eligible option grants during the offering period), the length of time remaining under each eligible option grant before they are scheduled to be fully vested, the exchange ratio applicable to each of your eligible option grants, the number of RSUs that would be issued in exchange for each eligible option grant, and the vesting schedule applicable to each award of RSUs.
Stock Option Exchange Website: https://A10.equitybenefits.com
Your Login ID is your A10 email address (or, if you do not have one, the email address that A10 uses to communicate with you)
Your Initial Password is [INSERT PASSWORD]. You will be required to resent your password during your initial login.

To help explain the offer and to answer any questions you may have, an employee meeting will be held via GoToWebcast on November 24, 2015, at 9:00 AM Pacific Standard Time (PST) https://goto.webcasts.com/starthere.jsp?ei=1084833. A transcript of the meeting will be filed with the SEC as of the same date and the meeting will be recorded and posted on A10’s offer website no later than November 25, 2015.
We know that the materials describing the offer may seem voluminous, but it is important that you carefully review these materials so that you can make an informed decision on whether or not to participate in the offer. We believe this offer is potentially very important to you and recommend that you take the time to study the materials, ask questions if needed, and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate in the offer and you will retain your current options under their current terms and conditions. If, after reviewing the materials, you still have questions about the offer, please contact A10 Stock Administration by email at stockadmin@a10networks.com or phone (408) 240-9341.
Participation in the offer is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you consult with your personal financial, legal and/or tax advisers to weigh the benefits and risks involved in participating in the offer.
If you choose to participate in the offer, you will need to deliver a completed election form via A10’s offer website or facsimile, no later than 9:00 p.m., Pacific Time, on December 17, 2015 (unless the offer is extended).
If we have not received your properly completed, signed (electronically or otherwise) and dated election form before the offer expires, you will have rejected this offer and you will keep your current options. A copy of the election form is included in the offer documents as well as attached to this email.
Thank you,

Lee Chen
Chief Executive Officer

Attachments:
Offer to Exchange Certain Outstanding Options for Restricted Stock Units
Election Form